SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014 (Report No.5)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Forget Your Mother’s Maiden Name – NICE Brings Real-Time Voice Authentication to the Call Center, Dated May 1, 2014

99.2	Press Release: NICE Welcomes 2,000 Attendees to Interactions 2014, the Industry’s Largest Customer Conference, Dated May 2, 2014

99.3	Press Release: NICE Awarded a 2014 CRM Excellence Award Presented by CUSTOMER Magazine, Dated May 12, 2014

99.4	Press Release: NICE Customers Awarded for Excellence – Boosting Customer Service Levels while Saving Millions of Dollars, Dated May 15, 2014

99.5	Press Release: Millennials Still “Like” the Human Touch – NICE Survey Says, Dated May 28, 2014

99.6	Press Release: Be Ready for Every Journey. NICE Invites its EMEA Customers to Interactions 2014 London, Dated May 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: June 5, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Forget Your Mother’s Maiden Name – NICE Brings Real-Time Voice Authentication to the Call Center, Dated May 1, 2014

99.2	Press Release: NICE Welcomes 2,000 Attendees to Interactions 2014, the Industry’s Largest Customer Conference, Dated May 2, 2014

99.3	Press Release: NICE Awarded a 2014 CRM Excellence Award Presented by CUSTOMER Magazine, Dated May 12, 2014

99.4	Press Release: NICE Customers Awarded for Excellence – Boosting Customer Service Levels while Saving Millions of Dollars, Dated May 15, 2014

99.5	Press Release: Millennials Still “Like” the Human Touch – NICE Survey Says, Dated May 28, 2014

99.6	Press Release: Be Ready for Every Journey. NICE Invites its EMEA Customers to Interactions 2014 London, Dated May 29, 2014